Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings Tel: 864.250.2207 John.jennings@nelsonmullins.com

April 3, 2012

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:          SCBT Financial Corporation

Registration Statement on Form S-3

Filed March 23, 2012

File No. 333-180325

Dear Mr. Webb:

This letter is provided on behalf of SCBT Financial Corporation (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC” or the “Commission”), dated March 28, 2012 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-3 filed on March 23, 2012 (File No. 333-180325).  This letter sets forth the Company’s responses to the SEC’s Comment Letter.  For your convenience, we have also restated the SEC’s comment prior to our response.

Form S-3 filed March 23, 2012

SEC Comment

1.                                      The first paragraph of the legality opinion refers to a registration statement filed on March 19, 2009. The legality opinion should refer to the current registration statement, file number 333-180325, filed on March 23, 2012.

RESPONSE:

As requested by the staff, the legality opinion has been revised to refer to the current registration statement, file number 333-180325, originally filed on March 23, 2012, and amended on the date hereof.

2.                                      We note that counsel has assumed “the authority of such persons signing on behalf of the parties thereto” and the “due authorization … of all documents by the Company.” The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, and revise accordingly.

RESPONSE:

As requested by the staff, the legality opinion has been revised to reflect that counsel has assumed “the authority of such persons signing on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by parties thereto other than the Company” (emphasis added).

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (864) 250-2207 or John.Jennings@nelsonmullins.com.  Please copy Keith S. Rainwater, Senior Vice President and Principal Accounting Officer of the Company, at Keith.Rainwater@scbtonline.com on any written comments regarding our responses.

Sincerely,

/s/ John M. Jennings
Nelson Mullins Riley & Scarborough LLP

cc:           Keith S. Rainwater, Senior Vice President and Principal Accounting Officer

SCBT Financial Corporation